SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                 SCHEDULE 13D/A*
                                (Amendment No. 1)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(a)


                           Overture Acquisition Corp.
             -------------------------------------------------------
                                (Name of Issuer)

                  Ordinary Shares, $0.0001 par value per share
             -------------------------------------------------------
                         (Title of Class of Securities)

                                    G6830P100
             -------------------------------------------------------
                                 (CUSIP NUMBER)

                           Elizabeth W. Cochrane, Esq.
                     c/o Arrowgrass Capital Partners (US) LP
                                 245 Park Avenue
                               New York, NY 10167

                                 (212) 584-1161
             -------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                February 5, 2010
             -------------------------------------------------------
             (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [x].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

--------------------------------------------------------------------------------


     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6830P100                 13D/A                 Page 2 of 6 Pages

--------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS

            Arrowgrass Capital Partners (US) LP
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)                                     (a) [ ]
                                                                   (b) [X]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY

--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS (see instructions)
            OO
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    -0-
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    -0-
--------------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             -0-
--------------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)    [ ]
--------------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
             0.0%
--------------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON (see instructions)
             PN
--------------------------------------------------------------------------------

CUSIP No. G6830P100                 13D/A                 Page 3 of 6 Pages

--------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS

            Arrowgrass Capital Services (US) Inc.
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)                                     (a) [ ]
                                                                   (b) [X]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY

--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS (see instructions)
            OO
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    -0-
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    -0-
--------------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             -0-
--------------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)    [ ]
--------------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
             0.0%
--------------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON (see instructions)
             CO
--------------------------------------------------------------------------------

CUSIP No. G6830P100                 13D/A                 Page 4 of 6 Pages

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A ("Amendment No. 1") amends the Schedule 13D filed on February 5, 2010 (the "Schedule 13D"). The Amendment amends and restates Items 4, 5 and 6 of the
Schedule 13D as set forth below. This Amendment constitutes an "exit" filing with respect to the Schedule 13D by the Reporting Persons.

Item 4.     Purpose of the Transaction

      Item 4 of the Schedule 13D is hereby amended and supplemented to include the following:

      As disclosed in the Schedule 13D, on February 1, 2010 the Company announced that the Proposed Business Combination would not occur because more than 30% of the Shares voted against the Proposed Business Combination and requested Redemption Rights. The Company also announced that it would begin liquidating its trust account established for the benefit of its public shareholders as soon as practicable. Accordingly, in connection with the Company's liquidation of its trust account, on February 5, 2010, the Company liquidated the Reporting Persons' investment in the Shares.

Item 5.     Interest in Securities of the Issuer.

      Item 5 of the Schedule 13D is hereby amended and restated in its entirety as set forth below:

      A. Arrowgrass Capital Partners (US) LP

              (a) As of the date hereof, ACP no longer beneficially owns any
                  Shares.

                  Percentage: As of the date hereof, 0.0%.

              (b) 1. Sole power to vote or direct vote: 0
                  2. Shared power to vote or direct vote: See item (a) above.
                  3. Sole power to dispose or direct the disposition: 0
                  4. Shared power to dispose or direct the disposition:
                     See item (a) above.

              (c) There have been no transactions in the Shares since the filing of the Schedule 13D on February 5, 2010.

              (d) Not applicable.

              (e) February 5, 2010.


      B. Arrowgrass Capital Services (US) Inc.

              (a) As of the date hereof, ACS no longer beneficially owns any
                  Shares.

                  Percentage: As of the date hereof, 0.0%.

              (b) 1. Sole power to vote or direct vote: 0
                  2. Shared power to vote or direct vote: See item (a) above.
                  3. Sole power to dispose or direct the disposition: 0
                  4. Shared power to dispose or direct the disposition:
                     See item (a) above.

               c) There have been no transactions in the Shares since the filing of the Schedule 13D on February 5, 2010.

CUSIP No. G6830P100                 13D/A                 Page 5 of 6 Pages


              (d) Not applicable

              (e) February 5, 2010.

CUSIP No. G6830P100                 13D/A                 Page 6 of 6 Pages


                                   SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  February 9, 2010

ARROWGRASS CAPITAL PARTNERS (US) LP        ARROWGRASS CAPITAL SERVICES (US) INC.


By:  Arrowgrass Capital Services (US)      By: /s/ Sean Flynn
Inc., its General Partner                      --------------
                                           Name:  Sean Flynn
                                           Title  Director
By: /s/ Sean Flynn
   ---------------
Name:  Sean Flynn
Title  Director